

Mail Stop 7010

September 10, 2008

<u>By facsimile and U.S. Mail</u>

Mr. William C. Morro
Chairman, Chief Executive Officer
and Chief Financial Officer
InterAmerican Acquisition Group, Inc.
2918 Fifth Avenue South, Suite 209
San Diego, CA 92103

> **Re: InterAmerican Acquisition Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 12, 2008**
> **File No. 333-152977**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note discussions of Sing Kung's business and financial statements but also note statements throughout the prospectus that the operating company of CNC after the acquisition will be Century City. Please clarify these statements in the letter to stockholders, the cover page, Q & A and the summary and explain up front the relationship between Sing Kung and Century City and make it clear what business operations IAG/CNC are acquiring and what their business will be after the acquisition.

2. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K relating to (i) the redomestication merger, (ii) the tax consequences to IAG as a result of the acquisition of Sing Kung.

3. Please provide us with all financial projections and forecasts that were prepared by the parties or third parties and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts may be required to be disclosed in your filing.

4. Please disclose whether the terms of the acquisition and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2007 relating to the initial public offering for the IAG securities.

5. We note statements in the Background section regarding a private placement negotiated as part of the acquisition. Please provide up front prominent disclosure regarding the terms of the private placement and its connection with the acquisition.

6. It appears from disclosure throughout the prospectus that IAG management performed several financial analyses similar to those traditionally performed by financial advisors. Please summarize all analyses and their results. Please include this information together in one section of the prospectus.

7. Please note the updating requirements of Rule 8-08 of Regulation S-X and provide updated consents with each amendment filed.

8. Please tell us your consideration of Rules 8-02 and 8-03 of Regulation S-X in providing financial statements for CNC Development Ltd., the co-registrant.

Letter to IAG Shareholders

9. The first bullet is confusing. Please state clearly what the proposal is, i.e., for IAG to acquire Sing Kung and that the business it will operate after the acquisition will be that of Century City Infrastructure. Please clearly explain the relationship between Sing Kung and Century City.

Prospectus Cover, page 6

10. The first paragraph is confusing. Please use bulleted disclosure to convey the information. Explain who "certain holders of those shares" are.

11. Please disclose the percentage of outstanding shares that Sing Kung shareholders will own after the acquisition.

Questions and Answers About the Meeting, page 9
Will the IAG stockholders be taxed as a result of the redomestication merger?, page 12

12. Please revise the statement that stockholders "should not" recognize gain or loss to state that counsel has opined they will not recognize gain or loss and identify counsel. Please also comply under "Will IAG be taxed on the redomestication merger?," on page 17 under "Will I be taxed on the CNC stock I receive?" and on pages 30, 75 and 102 under "Material United States Income Tax Consequences."

Summary, page 22
The Business Combination, page 24

13. Please quantify the total dollar amount of consideration to be received in the acquisition.

Background of the Stock Purchase, page 58

14. Please identify the public companies whose price to earnings ratios you considered in the last paragraph on page 60 since it is not clear if these are the same companies used in a different test discussed on page 73. Please disclose the price-to earnings ratios of these companies and the ratio for Sing Kung at the time.

15. Please tell us whether Sinokosen Investment Company, Chardan China Investments, LLC or any other third party prepared any report, opinion or appraisal in connection with the transaction. Please more clearly spell out the roles that each of these parties played in connection with the transaction and how they aided the board in its decision to approve the acquisition.

16. Please discuss in more detail the private equity investment in Sing Kung, including the amount and the reason for it.

17. Please discuss which provisions of the stock purchase agreement were modified and what additional disclosure was required after the April 20-27, 2008 meetings.

Board Consideration and Approval of the Transaction, page 63
Due Diligence Process and Report

18. Please summarize the sensitivity/scenario analysis performed by IAG.

Reasons for the Stock Purchase, page 66

19. Please summarize the industry and financial data, valuation analyses and metrics that IAG's board reviewed, including the transaction value disclosed on page 70. Disclose the other companies they identified.

Valuation information considered by the IAG board, page 70

20. Please disclose the value of Sing Kung that IAG's analysis yielded.

21. In the second paragraph on page 71, please disclose the enterprise value of Sing Kung, define enterprise value and disclose the "price being paid." Please more clearly explain what the information in the table represents.

Satisfaction of 80% Test, page 73

22. It is not clear how the information in the data in the table led to the calculation of the fair market value of Sing Kung. Please revise to explain. Also, it appears that you have based the fair market value of Sing Kung on the market value of its securities and not the market value of its assets. Please clarify.

The Exchange Offer, page 98

23. Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act. Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

24. We note that you reserve the right to delay accepting common stock. Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state. Confirm that any delay will be consistent with Rule 14e-1(c) of the Securities Exchange Act.

25. Please advise us how oral notice of any extension is reasonably calculated to reach registered holders or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions of the Exchange Offer, page 103

26. In the last paragraph, please disclose whether you would resolicit proxies if you waive a material condition.

Information about Sing Kung and the Subsidiaries, page 114

27. Please identify Sing Kung's subsidiaries and briefly describe their operations.

28. Please provide the information required by Item 101(c)(1)(ix) of Regulation S-K if applicable.

29. After approval of the merger, in future filings, please file all material agreements to Sing Kung's business, including employment agreements with executive officers.

30. Please tell us whether the information cited by McKinsey Global Institute is publicly available or whether it was prepared for you for a fee.

Management's Discussion and Analysis, page 135
Overview, page 135

31. You discuss herein and on page 137 a limited liability structure on Sing Kung's BT contracts prior to January 1, 2008, but that the contracts in effect subsequent to that date contain terms that give Sing Kung sole rights to all project revenue and assign to Sing Kung direct responsibility for payment of other consortium partners (sub-contractors). Please clarify in your filing to what the change in structure was attributable. In this regard, please disclose how revenue and cost recognition both before and after January 1, 2008, is appropriate under US GAAP. We note the revenue recognition policy disclosure on page FII-43 is unchanged from the policy on page FII-9. Since this would appear to constitute a material accounting change from net to gross presentation, the footnote disclosures need to clearly disclose the timing and nature of events that caused the change. The revised/expanded accounting policy should clearly show compliance with EITF 99-19. Finally, the disclosure within MD&A should clearly explain whether there was a substantive change in the company's contractual rights and liabilities and the business reasons for the change.

32. You disclose on page 135 that Sing Kung's BT contracts are subject to warranty provisions, typically of one-year duration beginning on the date of final project acceptance, and a specified fraction of the project revenue is held back by the client through the terms of the warranty period and is subject to forfeiture. Please revise your filing to disclose whether such provisions and holdbacks/retainages have been historically material to your financial statements. If so, please provide the disclosures required by paragraph 14 of FIN 45 and disclose the amounts and

      classification of these holdbacks/retainages. Please also address your warranty accounting in your revenue recognition accounting policy footnotes.

33. Please revise your filing to include a critical accounting policies and estimates section. In this regard, we would expect such section to include, at a minimum, a detailed discussion of revenue recognition, collectibility of accounts receivable, income taxes, foreign currency translation, and principles of consolidation. For example, given the disclosure found throughout your document, it appears that a critical estimate under revenue recognition would be for warranties, as well as estimates related to your accounts receivable and their collectibility. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please ensure that all of your critical estimates identified include this type of discussion. See SEC Release No. 33-8350 for further guidance.

Results of Operations, page 137

34. You state on page 138, 140, and 142 in your discussions of general and administrative expenses that "some of these costs relate to performance of projects." Please expand your disclosure to either clarify that such costs are of an administrative nature and should not be included as cost of revenues, or specifically describe the nature of these costs.

35. You state on page 139 that other income consists of "miscellaneous fees from non-operating activities." Please revise your filing to disclose the specific nature of these non-operating activities.

36. You disclose on page 139 that due to arrangements negotiated with applicable provincial tax authorities in the PRC, the income tax rate on Sing Kung's net service income earned in China for the three months ended March 31, 2008, was 2.5%, 22.5 percentage points below the national tax rate in the PRC of 25% for corporations and eight-tenths of a percentage point below the statutory rate of 3.3% applicable to the SK Group during the comparable period of 2007. Please expand your discussion herein or in the critical accounting policies and estimates section to explain how you are able to negotiate tax rates with the Chinese government, and what you expect the tax rate to be in the next 12 months.

37. You disclose on page 149 that approximately up to 400 personnel were engaged on the sole BT project in-progress for which Sing Kung was the consortium leader as of March 31, 2008, and that all salary and benefits for such personnel

were the sole responsibility of their direct employer, Sing Kung's consortium
partner. Please explain to us and disclose how the consortium partner was
responsible for these direct costs if all project revenues and costs of those
revenues were recognized in Sing Kung's statement of income for the three
months ended March 31, 2008, as stated on page 135.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 158

38. We note the disclosure provided on page 148 and FII-30 that CCI entered into an
Agreement on Exclusive Purchase Right with SNC to gain the irreparable right to
purchase all or partial equity of SNC from its shareholder at any moment in the
future, and that subsequent to March 31, 2008, the purchase price was fixed at
RMB55.8 million. If true, please disclose in the headnotes to the pro formas that
the pro forma information does not reflect any adjustments for the potential
purchase of SNC. Please disclose whether such acquisition is currently deemed
probable, and how Sing Kung has accounted for any contingent liability for the
purchase price amount payable, as described on page FII-30.

39. We note adjustment (d) as described on page 158. Please disclose herein any
amounts that would have the effect of reducing interest income for the minimum
approval scenarios on pages 161 and 163, since any interest related to such cash
refunds would not be earned.

Executive Compensation, page 169

40. We note from the Executive Employment Agreements disclosure on page 117 that
two of the executives' agreements include base salaries. Please tell us why those
amounts are not included here.

IAG Financial Statements

41. We note from the statement of cash flows on page FI-7 that the payment of costs
of the public offering was $2,245,825. Please reconcile this amount to the
disclosure provided on page 152 that offering expenses were $1,021,967.

9. Income Taxes, page FI-12

42. We note there was no tax valuation allowance established during 2007, unlike in
2006 and 2005 when there was a full valuation allowance recorded. Please
explain to us how the apparent reversal of the valuation allowance had no impact
on the effective income tax for the year ended December 31, 2007, as shown in

the table herein. Also, please confirm there was no valuation allowance established as of March 31, 2008.

43. We note the line item "Effect of expenses deferred for purposes of calculating income tax" in the table of deferred tax assets. Please disclose the nature of these deferred expenses or provide a breakdown of the underlying components, as we do not believe this title to be meaningful for your readers. We note that such amount has increased over five times since 2006, and the amount has more than doubled at March 31, 2008, from the 2007 amount.

Sing Kung Financial Statements
1. Organization and Principal Activities, page FII-7

44. You disclose that on December 27, 2007, CCI entered into an agreement whereby CCI obtained 100% control of SNC as a variable interest entity (VIE). In accordance with FIN 46R, as CCI has determined itself to be the primary beneficiary of SNC, the financial statements of SNC have been consolidated with Sing Kung's. Please tell us how CCI obtained 100% control by providing a more complete FIN 46R analysis. It does not appear that consideration was exchanged for such control. We note from page FII-30 that an Agreement on Exclusive Purchase Right was entered into on that day. Please file this Agreement and any other "control arrangement" contracts as exhibits to the document. Your FIN 46R analysis should identify the specific provisions in these contracts that support your accounting conclusion.

3. Summary of Significant Accounting Policies, page FII-8
(f) Revenue Recognition, page FII-9

45. We note your discussion of the "two-phase acceptance process" on page 135. Please expand your revenue recognition policy to fully describe this process, how it impacts revenue recognition, and how it complies with the provisions of SAB 13:A.3.b.

46. You disclose on page FII-9 that the Group recognizes revenue when services are provided, among other things, as certified by an independent engineering company pursuant to the contract and collection of the relevant revenue is probable. Please revise your filing to expand on the nature of the certification process by such independent company as to render the earnings process complete, and consider whether you should identify this party and provide its consent pursuant to Rule 436(a) of Regulation C. Please also describe the impact, if any, on your financial statements for recognizing revenue when collection is probable, a higher threshold than "reasonably assured" as prescribed in SAB 104.

Otherwise, revise your disclosure to state that collection of revenue is "reasonably assured", instead of "probable."

(h) Foreign Currency Translation, page FII-9

47. Please revise to clarify the difference between the first and third lines entitled "Statement of income and comprehensive income" in the translation table of RMB into USD, and explain why all the exchange rates listed are under the heading of "December 31, 2007 Balance Sheet."

9. Revenues, page FII-13

48. You state all revenues from BT projects have been earned through one contract with the People's Government of Jiaohe City. Given the materiality of this one contract, please revise MD&A to discuss the parties involved, significant terms and conditions of the contracts, the relevant contractual and/or customary payment terms, and your method of accounting for them. We note the limited information provided in Note 12 on page FII-30.

11. BT Project Receivables, page FII-13

49. We note that at both March 31, 2008, and December 31, 2007, the amount of receivables in connection with BT projects significantly exceeded revenues as of those dates. Please explain herein how such scenarios had arisen, and whether you have subsequently collected the cash. We note from your disclosure that the amounts due on the BT project in progress has not been billed to the customer at March 31, 2008. If this is true, then a separate asset account typically titled "costs and earnings in excess of billings" should be presented on the face of the balance sheet. Conversely, if there are "billings in excess of costs and earnings", then a separate liability account should be established, and there should be clear accounting policies explaining the use of these accounts. Refer to SOP 81-1 and Rule 5-02.3(c) for further guidance. Please address this item as it relates to SNC's financial statements and footnotes as well.

Sing Kung Pro Forma Statements of Income, page FII-15

50. It appears that the pro forma statements of income herein and on pages FII-31 – FII-34 are used to support various numbers presented throughout MD&A and the pro forma financial information on pgs. 156-163. If so, please include a statement preceding each of those sections (for example, for the pro forma financial information, in its headnotes on page 156) where certain of those numbers may be found in the document.

51. You disclose on page FII-17 as well as on page FII-34 a "consultancy fee" derived from one contract from the People's Government of Jiaohe City. Please revise to disclose the nature of this consultancy fee and where it is included in the respective pro forma income statement. Also confirm there is no "Note 2" preceding this item for the period ended March 31, 2007. If so, please revise your numbering accordingly.

December 31, 2007 Audit Report, page FII-20

52. Please have Sing Kung's auditors revise their report to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), instead of with "auditing standards generally accepted in the United States of America." Refer to PCAOB Auditing Standard No. 1.

SNC Financial Statements
Note 2 – Other Receivables, page FII-45

53. We note that other receivables in the amount of $7,407,087 for the year ended December 31, 2007, are "part payments to subcontractors." Please tell us the business purpose for recording such "part payments", and disclose whether such amount has been subsequently repaid. If not, please disclose their collectibility and whether they have been collateralized. If no allowance has been established thereon, disclose the positive evidence showing they are collectible. Consider addressing this item in your critical accounting policies section.

Note 4 – Accrued Liabilities and Other Payables, page FII-46

54. You state that "the other payables are the temporary receipts on behalf of the other parties of the complex." Please clarify what you mean by the aforementioned statement. We note such payables constitute 92% of total liabilities at December 31, 2007.

Undertakings, page II-4

55. Please delete the undertakings that are not applicable to this offering. For example, it does not appear that Rule 415 or Rule 430B apply to this offering.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Jennifer Do, Staff Accountant at (202) 551-3743 if you have questions regarding comments on the financial statements and related accounting matters or Al Pavot at (202) 551-3738 in her absence. Please contact Dietrich King, Staff Attorney at (202) 551-33338 with any other questions or disclosure issues or me at (202) 551-3767 in his absence.

Sincerely,

Jennifer Hardy
Assistant Director

cc: Christopher Auguste, Esq.
       Kramer Levin Naftalis & Frankel, LLP